FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.h[redacted]

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
[redacted]環士丹利街十六號騏利大廈九樓
[redacted]86 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

04046338

Our Ref.: S/7911/94 LTO/kk

19 NOV 2004

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 NOV 30 A 11:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of announcement dated 18 November 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

dlw 11/30

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with Limited Liability)

(Stock Code: 291)

Financial and Operational Review
2004 Third Quarter

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company currently intends to continue to publish the quarterly financial and operational review in the future.

The financial and operational review for the 2004 third quarter was not audited and was prepared in accordance with accounting principles generally accepted in Hong Kong.

The directors of the Company are pleased to present the following unaudited financial and operational information for the third quarter and nine months ended 30 September 2004.

FINANCIAL HIGHLIGHTS

	Three months ended 30 September		Nine months ended 30 September	
	2004	2003	**2004**	2003
	(Unaudited)	(unaudited)	**(Unaudited)**	(unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	**12,389,030**	8,857,780	**35,029,664**	25,047,943
Profit before taxation	**577,246**	599,745	**1,696,788**	1,494,249
Net profit attributable to shareholders	**337,025**	372,017	**1,139,000**	1,121,750
Basic earnings per share	**N/A**	N/A	**HK$0.54**	HK$0.54

	At 30 September	At 31 December
	2004	2003
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Shareholders' funds	**14,190,020**	13,442,534
Minority interests	**4,883,819**	3,858,801
Consolidated net borrowings	**2,656,189**	2,856,490
Gearing ratio[1]	**13.93%**	16.51%
Current ratio	**1.37**	1.29
Net assets per share:		

ANALYSIS OF TURNOVER AND PROFIT

	Three months ended 30 September		Nine months ended 30 September	
	2004	2003	**2004**	2003
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Turnover by segment				
Petroleum and Chemical Distribution	**4,714,280**	2,962,119	**13,710,570**	8,940,547
Retail	**3,472,812**	2,276,434	**10,346,293**	6,580,028
Food Processing and Distribution	**1,468,112**	1,235,281	**4,160,282**	3,592,670
Beverage	**1,783,662**	1,375,906	**4,082,696**	3,284,538
Textile	**931,311**	960,243	**2,632,060**	2,370,764
Property	**74,898**	62,535	**231,779**	205,162
Investments and Others	**—**	12,193	**—**	180,070
Subtotal	**12,445,075**	8,884,711	**35,163,680**	25,153,779
Elimination of inter-segment transactions	**(56,045)**	(26,931)	**(134,016)**	(105,836)
Total	**12,389,030**	8,857,780	**35,029,664**	25,047,943
Net profit/(loss) attributable to shareholders by segment				
Petroleum and Chemical Distribution[2]	**69,420**	61,146	**217,739**	346,653
Retail	**3,326**	(22,677)	**82,072**	(111,495)
Food Processing and Distribution	**122,107**	98,879	**325,542**	274,340
Beverage	**78,449**	69,635	**135,478**	94,888
Textile	**(57,779)**	45,616	**(11,984)**	127,890
Property	**50,484**	29,787	**217,375**	195,718
Investments and Others	**107,231**	115,124	**285,626**	282,705
Subtotal	**373,238**	397,510	**1,251,848**	1,210,699
Net corporate interest and expenses	**(36,213)**	(25,493)	**(112,848)**	(88,949)
Total	**337,025**	372,017	**1,139,000**	1,121,750

File No.82-4177

	At 30 September 2004 (Unaudited) HK$'000	At 31 December 2003 (Audited) HK$'000
Shareholders' funds	**14,190,020**	13,442,534
Minority interests	**4,883,819**	3,858,801
Consolidated net borrowings	**2,656,189**	2,856,490
Gearing ratio[1]	**13.93%**	16.51%
Current ratio	**1.37**	1.29
~~Net assets per share:~~		
Book value	**HK$6.73**	HK$6.43

Notes:

1. Gearing ratio represents the ratio of consolidated net borrowings to shareholders' fund and minority interests.

REVIEW OF OPERATIONS

The Group's unaudited consolidated turnover for the third quarter and nine months ended 30 September 2004 amounted to HK$12,389.0 million and HK$35,029.7 million respectively, both representing an increase of 39.9% over the same period of last year. The Group's unaudited consolidated profit attributable to shareholders for the third quarter of 2004 amounted to HK$337.0 million, a decrease by 9.4% from that of last year; whilst that of the nine months ended 30 September 2004 amounted to HK$1,139.0 million, an increase of 1.5% over the corresponding period of last year. With the exception of the textile business, all the other major businesses reported an improvement in profitability in the third quarter of 2004. Excluding the sharing of a gain of HK$143 million from the disposal of our interest in the aviation fuel facility at the Hong Kong International Airport in 2003, the Group's unaudited consolidated profit attributable to shareholders would have increased by 16.4% for the first three quarters of 2004.

Petroleum and Chemical Distribution

Turnover of petroleum and chemical distribution operation for the third quarter and nine months ended 30 September 2004 amounted to HK$4,714.3 million and HK$13,710.6 million respectively, an increase of 59.2% and 53.4% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter of 2004 rose by 13.5% to HK$69.4 million. Excluding the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport in 2003, net profit before corporate interest and expenses of the operation for the nine months ended 30 September 2004 would have increased by 6.9% over the same period of last year.

In the first three quarters of 2004, international crude oil price hit all-time high, while prices of oil and chemical products rose to unprecedently high levels. Nevertheless, the Chinese Mainland economy continues to grow steadily with strong market demand for petroleum and chemical products.

Sales volume of oil products increased by about 39% for the first nine months of 2004, partially compensating the decline in gross margin due to world oil price escalation. The chemical operation, which benefited from a less competitive domestic environment and a 9% sales volume growth in the third quarter, recorded substantial improvement in net profit and contributed to the steady growth in net profit of the petroleum and chemical distribution operation for the quarter under review.

The piped gas operation in Suzhou, being acquired in August 2003, reported satisfactory turnover and net profit contribution for the period under review. In addition, the Group has successfully bought a 36% stake in Chengdu City Gas Co., Ltd., the sole distributor of piped gas in Chengdu, through an auction in October 2004. These new investments are expected to bring growth potential in the long term.

Subsequent to the period under review, the Group has entered into an agreement to dispose of 30% equity in its 40.5% owned associated company, Qingdao Qirun Petrochemical Co., Ltd. ("Qingdao Qirun"), at the consideration of RMB355.56 million. Based on the revaluation of the net assets of Qingdao Qirun as at 30 June 2004 of RMB439.68 million, the consideration for the said disposal represents approximately 2.7 times such net asset value as attributable to the 30% interest being disposed.

Total	**12,389,030**	8,857,780	**35,029,664**	
Net profit/(loss) attributable to shareholders by segment				
Petroleum and Chemical Distribution[2]	**69,420**	61,146	**217,739**	346,653
Retail	**3,326**	(22,677)	**82,072**	(111,495)
Food Processing and Distribution	**122,107**	98,879	**325,542**	274,340
Beverage	**78,449**	69,635	**135,478**	94,888
Textile	**(57,779)**	45,616	**(11,984)**	127,890
Property	**50,484**	29,787	**217,375**	195,718
Investments and Others	**107,231**	115,124	**285,626**	282,705
Subtotal	**373,238**	397,510	**1,251,848**	1,210,699
Net corporate interest and expenses	**(36,213)**	(25,493)	**(112,848)**	(88,949)
Total	**337,025**	372,017	**1,139,000**	1,121,750

2. Excluding the sharing of disposal gain of HK$143 million in 2003, net profit of petroleum and chemical distribution for the nine months ended 30 September 2004 increased by 6.9% over the same period of last year.

Retail

The Group's retail operation mainly comprises three business segments: (1) supermarket operation; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation. Turnover of retail operation for the third quarter and nine months ended 30 September 2004 totalled HK$3,472.8 million and HK$10,346.3 million respectively, an increase of 52.6% and 57.2% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 was HK$3.3 million and HK$82.1 million respectively, as compared to net loss of HK$22.6 million and HK$111.5 million for the corresponding period of last year.

Amidst the macro-economic control measures, the Chinese economy grew at a healthy pace with a respectable GDP growth. The improving living standard and increasing demands for consumer goods in the Chinese Mainland, especially in urban and sub-urban regions, favourably placed the retail industry for further development. Overall improvement in Hong Kong retail environment due to the economic recovery and flourishing tourism driven by the increase in visitors from the Chinese Mainland continues to benefit the operation. For the period under review, our retail operation reported marked improvement in both turnover and profitability.

Supermarket

Turnover of the supermarket and logistics operation for the third quarter and nine months ended 30 September 2004 amounted to HK$3,017.7 million and HK$8,911.0 million respectively, representing an increase of 65.3% and 70.8% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$5.3 million and HK$45.6 million respectively, as compared to respective net loss of HK$20.7 million and HK$86.8 million for the corresponding period in 2003. This was accomplished with a substantial improvement in consolidated earnings before interest, tax, depreciation and amortisation ("EBITDA") which amounted to HK$345.0 million for the first nine months of 2004, when compared to the EBITDA of HK$17.4 million for the same period in 2003.

The Group currently operates its supermarket business through three groups of subsidiaries, including 華潤萬家有限公司 China Resources Vanguard Co. Ltd. ("CR Vanguard") and 蘇果超市有限公司 Suguo Supermarket Co., Ltd. ("Suguo"). The latter became a subsidiary of the Company in October 2003. By the end of September 2004, the Group operated approximately 1,760 directly-operated and franchised stores in Hong Kong and the Chinese Mainland.

The substantial increase in turnover for the third quarter and nine months ended 30 September 2004 was mainly attributable to the consolidation of turnover of Suguo for the period under review, the recovery of hypermarket sales from the outbreak of SARS in the second quarter of 2003, together with the sales contributed by the newly opened stores along the expansion plan.

Benefited from effective pricing strategy and optimised composition of merchandises, Suguo reported a steady growth in both turnover and net profit for the third quarter and nine months ended 30 September 2004.

For the first nine months of the year, other existing supermarket operation (including CR Vanguard) recorded about 30% increase in payment from suppliers, including incentives, store display and promotion income. Coupled with continuous improvement in operational efficiency through on-going cost control measures and closure of inefficient stores, net loss of the other existing supermarket operation reduced substantially for the period under review.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with Limited Liability)

(Stock Code: 291)

REVIEW OF OPERATIONS (CONTINUED)

With the economic rebound in Hong Kong and growing demand for warehouse space due to tightening up of import of frozen foodstuff to the Chinese Mainland via Hong Kong, our logistics business reported satisfactory results in the first nine months of the year.

The acquisition of an additional 24.25% equity interest in Suguo has been approved by Ministry of Commerce of the People's Republic of China in September 2004. Further control of the equity interest in Suguo will drive synergies of the entire supermarket operations in Jiangsu Province. To enhance operational efficiency among different operations of the Group as part of its retail-led distribution strategy and to take advantage of the relaxation of foreign ownership restriction before the end of this year following the Chinese Mainland's entry to the World Trade Organisation, the Group has an intention to acquire the remaining 35% interest in CR Vanguard. The expanded supply chain and the associated cost benefits will further improve profitability and strengthen our market leadership in the most affluent regions in the Chinese Mainland.

Brand-fashion distribution

Turnover of brand-fashion distribution operation for the third quarter and nine months ended 30 September 2004 amounted to HK$294.9 million and HK$808.5 million respectively, an increase of 15.1% and 15.0% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$0.5 million and HK$14.6 million respectively, compared with net loss of HK$3.3 million and HK$19.8 million for the corresponding period in 2003.

By the end of September 2004, the Group distributed 10 international brands through approximately 660 self-operated and franchised stores at designated cities in the Chinese Mainland.

The sales improvement in the first nine months of the year was mainly driven by the increase in sales of the "Esprit" brand, which was attributable to the turnover growth of the wholesale business brought by higher store number and effective promotion. The focus on enhancing operating efficiency of certain brands as well as clearance sales for the discontinued brands have proven to be effective in improving sales and profitability.

Other retail stores

Turnover of other retail stores operation for the third quarter and nine months ended 30 September 2004 amounted to HK$160.2 million and HK$626.8 million respectively, a decrease by 17.8% and 5.2% as compared with the same period of last year. The operation reported net loss before corporate interest and expenses of HK$2.5 million for the third quarter (2003: net profit of HK$1.4 million) and net profit before corporate interest and expenses of HK$21.9 million for the nine months ended 30 September 2004 (2003: net loss of HK$4.9 million).

By the end of September 2004, the Group's other retail chain stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 中藝, 1 CRC Department Stores 華潤百貨 and 31 CR Care Stores 華潤堂.

Overall decline in turnover was primarily due to the closure of Mongkok stores in 2003. Improved local consumer sentiment and higher tourist arrivals from the Chinese Mainland continued to be the driving forces for the sales improvement.

Strenuous efforts in brand promotion and sales mix management have achieved sales growth and gross margin growth of Chinese Arts & Crafts Stores 中藝 operation for the first nine months of the year. Satisfactory pre-closure sales of CRC Department Stores 華潤百貨 at Hennessy Road also helped contribute overall increase in turnover and a turnaround in profitability. Given a high base of SARS-stimulated same period of last year, our CR Care Stores 華潤堂 operation recorded a moderate turnover growth with a reduction in operating profit.

The Group will open its first CR Care Stores 華潤堂 in the Chinese Mainland at The MIXc 萬象城, Shenzhen. The store is scheduled for opening in December 2004 along with the brand theme of "Healthy Life".

Food Processing and Distribution

Food processing distribution operation reported turnover for the third quarter and nine months ended 30 September 2004 of HK$1,468.1 million and HK$4,160.3 million respectively, an increase of 18.8% and 15.8% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$122.1 million and HK$325.5 million respectively, an increase of 23.5% and 18.7% over the corresponding period of last year.

The acquisition of the Chinese brewery interests of Lion Nathan Limited was completed in October 2004. This acquisition will consolidate the Group's market presence in Eastern and Central China and strengthen the national distribution network for "Snow" through potential synergies in marketing, procurement and logistics.

Textile

Turnover of textile operation for the third quarter and nine months ended 30 September 2004 amounted to HK$931.3 million and HK$2,632.1 million respectively, a decrease of 3% but an increase of 11.0% from the same period of last year. Net loss before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$57.8 million and HK$12.0 million respectively, compared with net profit before corporate interest and expenses of HK$45.6 million and HK$127.9 million for the corresponding period in 2003.

For the nine months ended 30 September 2004, the growth in turnover of the operation was mainly attributable to the acquisition growth and the increase in product selling prices during the first half of the year.

In the third quarter of 2004, however, the decrease in cotton prices had accelerated, resulting in a reduction in product selling prices compared to the previous quarter. Compounded by the high cotton costs in the inventory, relocation of two textile factories to new sites, relatively high depreciation charges associated with the commencement of the technology upgrade program and the severance payments related to the change of the production system from four shifts to three shifts to increase efficiency, margins were lowered. The falling cotton prices during the quarter under review also led to a stock provision which was partially offset by an exceptional gain from factory relocation.

Though cotton price levels are now at the year's low, the operation is anticipated to be difficult in the remaining months of the year under the prevailing competitive business environment. However, in the near future, the Group strongly believes that production efficiency and product quality of this operation will be greatly enhanced by the technology upgrade program and there are opportunities ahead through the removal of the global textile quota early next year.

Property

Property operation, mainly comprises the rental property segments of retail, office and industrial premises, reported turnover for the third quarter and nine months ended 30 September 2004 of HK$74.9 million and HK$231.8 million respectively, an increase by 19.8% and 13.0% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$50.5 million and HK$217.4 million respectively, an increase of 69.5% and 11.1% over the corresponding period of last year.

Owing to the improved market sentiment as a result of economic recovery, demand for retail properties continued to pick up during the third quarter of 2004. The overall effective rent per square feet of retail properties increased substantially over 2003, when rental concessions were granted to some tenants seriously affected by SARS. Average occupancy rate of retail premises remained high at 91.8% while industrial premises also surged to 90.1%. The Group's investment properties continued to generate stable rental income streams.

The renovation of the Group's retail property at Hennessy Road, Wanchai, previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete in early 2005, poising for better earning potential of the retail property segment.

Investments and Others

After the successful spin-off of the ready mixed concrete operation in July 2003, the investments and others operation reported no turnover for the third quarter and nine months ended 30 September 2004 (third quarter and nine months ended 30 September 2003: HK$12.2 million and HK$180.[illegible]

loss of HK$4.9 million).

By the end of September 2004, the Group's other retail chain stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 中藝, 1 CRC Department Stores 華潤百貨 and 31 CR Care Stores 華潤堂.

Overall decline in turnover was primarily due to the closure of Mongkok stores in 2003. Improved local consumer sentiment and higher tourist arrivals from the Chinese Mainland continued to be the driving forces for the sales improvement.

Strenuous efforts in brand promotion and sales mix management have achieved sales growth and gross margin growth of Chinese Arts & Crafts Stores 中藝 operation for the first nine months of the year. Satisfactory pre-closure sales of CRC Department Stores 華潤百貨 at Hennessy Road also helped contribute overall increase in turnover and a turnaround in profitability. Given a high base of SARS-stimulated same period of last year, our CR Care Stores 華潤堂 operation recorded a moderate turnover growth with a reduction in operating profit.

The Group will open its first CR Care Stores 華潤堂 in the Chinese Mainland at The MIXc 萬象城, Shenzhen. The store is scheduled for opening in December 2004 along with the brand theme of "Healthy Life".

Food Processing and Distribution

Food processing distribution operation reported turnover for the third quarter and nine months ended 30 September 2004 of HK$1,468.1 million and HK$4,160.3 million respectively, an increase of 18.8% and 15.8% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$122.1 million and HK$325.5 million respectively, an increase of 23.5% and 18.7% over the corresponding period of last year. The increase in net profit was mainly attributable to recognition of deemed disposal profits from the dilution of our interests in associated companies, Hunan New Ng Fung Co., Ltd. and Hebei Fortune Ng Fung Food Co., Ltd. upon successful listing of the shares of the companies on Shanghai Stock Exchange in June and July 2004 respectively.

The demand for branded food with better quality is rising alongside the increasing health awareness of Hong Kong citizen and the decline in imported poultry due to outbreak of avian flu in the nearby Asian regions earlier this year. In addition, on-going promotion of high quality fresh meat under the 五豐 brand name and a broadened customer base for frozen food distribution via enrichment in product mix and targeted marketing strategy contributed to the sales volume growth of the foodstuff distribution operation, which compensated the decline in profit margin due to soaring prices of livestock from the Chinese Mainland.

Marine fishing and aquatic products processing operation reported turnover and net profit growth for the first nine months of the year. Continuous efforts in exploring more high quality fishing grounds, enhancing catching capability of the fishing fleet and expanding sales network have proven to be effective in improving profitability.

The acquisition of a 70% interest in Shenzhen General Food Corporation, a vertically integrated enterprise of livestock-raising, slaughtering, meat products processing and poultry wholesaling, was completed in the quarter under review and started to contribute profit. The construction of meat processing centre in Shanghai is progressing on schedule and is expected to be operational in next year.

Beverage

Beverage operation reported turnover for the third quarter and nine months ended 30 September 2004 of HK$1,783.7 million and HK$4,082.7 million respectively, an increase of 29.6% and 24.3% over the same period of last year. Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$78.4 million and HK$135.5 million respectively, an increase of 12.7% and 42.8% over the corresponding period of last year.

In the first nine months of the year, the operation recorded a 21.3% sales volume growth of beer to approximately 2.6 million kilolitres. Organic growth of the sales volume of beer, which excludes newly acquired breweries, amounted to 10.1%. Among the regions of operation, breweries in Tianjin, Hubei, Sichuan, Harbin and Dalian regions recorded substantial sales volume growth.

The surge of raw material costs in the Chinese Mainland persisted in the first half of the year and slightly flattened during the third quarter. For the first nine months of 2004, however, gross margin of beer remained stable when compared to the corresponding period in 2003 as the beer price increases since June mitigated the effect of the rise in raw material and fuel costs. The new advertising campaign to promote the national brand — "Snow" during the Olympic Games in August resulted in an increase in promotional expenses for the quarter under review.

Owing to persistent efforts in promoting our national brand — "Snow", sales volume for the first nine months of the year increased by 35% to approximately 727,000 kilolitres, compared with approximately 539,000 kilolitres for the same period of last year.

The newly acquired breweries in Zhejiang and Anhui, which span our significant market presence across the Central and Eastern China, reported satisfactory net profit contribution for the period under review.

By the end of September 2004, the Group operated a total of over 30 breweries with an annual production capacity of approximately 5.0 million kilolitres.

In October 2004, the Group has also renamed its beer investment holding company, China Resources Breweries Ltd., as China Resources Snow Breweries Ltd. The plan is to create an integrated identification of the national brand "Snow" with the company name, to enhance promotion of "Snow" throughout the country and maximise its value, and to lay foundation for future brand and market consolidation.

Property operation, mainly comprises the rental property segments of retail, office and industri reported turnover for the third quarter and nine months ended 30 September 2004 of HK$74.9 HK$231.8 million respectively, an increase by 19.8% and 13.0% over the same period of last yea before corporate interest and expenses of the operation for the third quarter and nine montl September 2004 amounted to HK$50.5 million and HK$217.4 million respectively, an increase of 69.5% and 11.1% over the corresponding period of last year.

Owing to the improved market sentiment as a result of economic recovery, demand for retail properties continued to pick up during the third quarter of 2004. The overall effective rent per square feet of retail properties increased substantially over 2003, when rental concessions were granted to some tenants seriously affected by SARS. Average occupancy rate of retail premises remained high at 91.8% while industrial premises also surged to 90.1%. The Group's investment properties continued to generate stable rental income streams.

The renovation of the Group's retail property at Hennessy Road, Wanchai, previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete in early 2005, poising for better earning potential of the retail property segment.

Investments and Others

After the successful spin-off of the ready mixed concrete operation in July 2003, the investments and others operation reported no turnover for the third quarter and nine months ended 30 September 2004 (third quarter and nine months ended 30 September 2003: HK$12.2 million and HK$180.1 million, respectively). Net profit before corporate interest and expenses of the operation for the third quarter and nine months ended 30 September 2004 amounted to HK$107.2 million (2003: HK$115.1 million) and HK$285.6 million (2003: HK$282.7 million) respectively.

Container Terminal

HIT Investments Limited, in which the Group has a 10% interest, reported satisfactory results in throughput and earnings.

CAPITAL AND FUNDING

The Group's policy is to centralise surplus fund and financing requirements for better treasury control and lower cost of funds. The Group's consolidated cash and cash equivalent as at 30 September 2004 amounted to HK$5,970.7 million. The Group's borrowings as at 30 September 2004 were HK$8,626.9 million with HK$2,442.0 million repayable within 1 year, HK$6,093.1 million repayable within 2 to 5 years and HK$91.8 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 30 September 2004, amounted to HK$100 million. Except for the US$230 million convertible guaranteed bonds, all the borrowings are subject to floating rates.

Calculated on the basis of the Group's net borrowings over the shareholders' funds and minority interests, the Group's gearing ratio was approximately 13.9% (31 December 2003: 16.5%).

As at 30 September 2004, 38.2% of the Group's cash deposit balances was held in US dollars, 30.6% in Renminbi and 29.2% in Hong Kong dollars. 33.2% of the Group's borrowings was denominated in US dollars and 30.2% in Renminbi with the remainder in Hong Kong dollars. In order to limit the exposure to the fluctuations in foreign currency rates and interest rates, the Group entered into certain forward contracts and interest rate swaps to hedge for part of its borrowings.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data is based on the Company's internal records and management accounts. The above financial data for the third quarter and nine months ended 30 September 2004 have not been reviewed or audited by the auditors. Shareholders and potential investors of the Company should exercise caution when dealing in shares of the Company.

By order of the Board
SONG LIN
Deputy Chairman and Managing Director

Hong Kong, 18 November 2004

As at the date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.